SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Asta Funding, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number)

Gary Stern c/o Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, New Jersey 07632 (201) 567-5648
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. Gary Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 825,809

	8.	Shared Voting Power 1,493,608 (1)

	9.	Sole Dispositive Power 825,809

	10.	Shared Dispositive Power 1,493,608 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,417 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

Explanatory Note

Gary Stern (the “Reporting Person”) is filing this Schedule 13D to amend certain of the information in his Schedule 13D as is set forth below. Certain terms used but not defined in this Amendment No. 9 have the meanings assigned thereto in the Schedule 13D, as previously filed and amended. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D, as previously filed and amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 9 as set forth herein:

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

As previsouly reported on the Reporting Person’s Schedule 13D, on January 6, 2017, Asta Funding, Inc. (the “Issuer”) entered into a settlement agreement (the “Settlement Agreement”) with The Mangrove Partners Master Fund Ltd. and its affiliates (collectively, “Mangrove”) and, for limited purposes stated therein, the Reporting Person, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC. In connection with the Settlement Agreement, the Reporting Person entered into a Securities Purchase Agreement, dated January 6, 2017 (the “Purchase Agreement”) with Mangrove pursuant to which the Reporting Person agreed, subject to the closing of the cash self-tender offer by the Issuer (the “Tender Offer”), to purchase from Mangrove any shares of common stock, par value $0.01 per share (the “Shares”), of the Issuer beneficially owned by Mangrove 11 business days following the closing of the Tender Offer, at a price equal to $10.35 per Share. On February 21, 2017, the Reporting Person assigned the obligation to purchase any such Shares from Mangrove to the Ricky Stern Family 2012 Trust (the “Assignee”). The Tender Offer closed on February 23, 2017, and, at such time, Mangrove beneficially owned 471,086 Shares (the “Mangrove Shares”), which are to be purchased by the Assignee on March 10, 2017.

As previously reported on the Reporting Person’s Schedule 13D, on January 6, 2017, in connection with the Settlement Agreement, the Issuer also entered into a Voting Agreement (the “Voting Agreement”) with the Reporting Person, Emily Stern, Ricky Stern, Asta Group, Incorporated and GMS Family Investors LLC (collectively, the “Stern Stockholders”).  As a result of the agreements contained in the Voting Agreement, the Stern Stockholders could be deemed to be a “group” for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with respect to the Shares. If the Stern Stockholders were deemed to be such a “group,” such group could be deemed to have beneficial ownership of 4,407,198 Shares, or 64.4% of the Issuer’s outstanding Shares of common stock in the aggregate after giving effect to the acquisition of the Mangrove Shares by the Assignee.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is amended as follows:

The 2,319,417 Shares beneficially owned by the Reporting Person constitute 34.2% of the Shares outstanding. The aggregate percentage of Shares reported beneficially owned by each person named herein is based upon 6,562,215 Shares outstanding, which is based on the total number of Shares outstanding as of February 6, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 9, 2017, reduced by the 5,314,009 Shares purchased by the Issuer in the Tender Offer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2017

/s/ Gary Stern GARY STERN